Contact

www.linkedin.com/in/eren-
canarslan (LinkedIn)

Eren Canarslan

Co-Founder & CEO at Olympian Motors (We're Hiring)
United States

Experience

Olympian Motors
Co-Founder, CEO & Chief Architect
August 2021 - Present (2 years 2 months)
New York, United States

Olympian Motors is manufacturing electric vehicles in New York.

We engineered a disruptive modular vehicle & drivetrain system (MVDS) to
reinvent outdated automotive manufacturing in the United States.

We are bringing agility, speed and cost-efficiency back to the car industry.

+ Modular vehicle & drivetrain (MVDS) to produce electric vehicles rapidly and
cost-efficiently
+ Targeting 80% reduction in tooling & labor expenses and ~50% faster
production lead time
+ Game-changing battery efficiency rates in urban areas, powered by t-
prismatic LFP.
+ Simplified in-vehicle media/navigation system. Removing dependency to
display screens.
+ Inspired by nature: Steel, wood, recycled and carbon-sequestered
components
+ Pending traffic approval from NHTSA (For test-drives, please contact us on
our website)

Aesthetic. Minimalistic. Electric. Modular.

Qualcomm
Strategy & New Ventures
2019 - 2021 (2 years)
California, United States

Primary Focus Areas:

+ Autonomous Driving

+ Electric Vehicles

+ Car-to-Cloud and Digital Chassis

+ Augmented/Virtual Reality
+ 5G & Satellite Connectivity

Tekfen Ventures
Venture Capital
2018 - 2019 (1 year)
New York, United States

+ Early-stage fund investing across industrial tech, robotics, AI/ML and
cybersecurity.

Oaklins
Investment Banking Senior Analyst (TMT)
2012 - 2015 (3 years)

Ford Motor Company
Electronics Engineer - R&D Department
2010 - 2012 (2 years)

Architecture & Software Platform Group for Ford Cargo Trucks
+ OTA Development for engine control module, connectivity, telematics and
multimedia modules
+ ConnecTruck: Development of Ford Cargo Trucks' remote diagnostic and
connectivity platform

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Education

Columbia Business School
Master of Business Administration - MBA, Class of 2019

Y Combinator